BERNSTEIN FUND, INC.

CERTIFICATE OF INITIAL SHAREHOLDER

AllianceBernstein L.P., the holder of shares of beneficial interest indicated below of Bernstein Fund, Inc., a Maryland corporation (the “Fund”), does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of reselling any portion thereof.

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Name:	Emilie D. Wrapp
Title:	Assistant Secretary
Date:	December 8, 2015

AGGREGATE PURCHASE

Name of Shareholder	Name of Fund	Amount
AllianceBernstein L.P.	International Small Cap Portfolio	$100,000
AllianceBernstein L.P.	International Strategic Equities Portfolio	$100,000
AllianceBernstein L.P.	Small Cap Core Portfolio	$100,000